                                                              File No. 001-16189







                                    FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                                  ANNUAL REPORT




                            PURSUANT TO SECTION 15(d)

                                     of the

                       SECURITIES AND EXCHANGE ACT OF 1934





                   For the fiscal year ended December 31, 2002





                     NISOURCE INC. RETIREMENT SAVINGS PLAN


                                  NiSource Inc.
                               801 E. 96th Avenue
                             Merrillville, IN 46410

     NISOURCE INC. RETIREMENT
     SAVINGS PLAN

     Financial Statements as of December 31, 2002 and
     2001 and for the Year Ended December 31, 2002,
     Supplemental Schedule as of December 31, 2002, and Independent Auditors' Report

NISOURCE INC. RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

                                                                                                               PAGE

INDEPENDENT AUDITORS' REPORT                                                                                     1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001                              2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002                3

   Notes to Financial Statements                                                                                 4

SUPPLEMENTAL SCHEDULE*:

   Form 5500 Schedule H, Line 4i  - Schedule of Assets (Held at End of Year) as of December 31, 2002             11



* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
NiSource Inc. Retirement Savings Plan
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Indianapolis, Indiana

June 1, 2003

NISOURCE INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS                                                                  2002                         2001

  Investments--at fair value:
    Mutual funds                                                   $ 335,679,560                $ 374,171,354
    Money market funds                                               173,271,705                  179,412,054
    Common stock fund                                                127,485,260                  141,595,231
    Participant loans                                                 10,302,240                    9,482,810
                                                                   -------------                -------------
          Total investments                                          646,738,765                  704,661,449
                                                                   -------------                -------------
  Receivables:
    Participant contributions                                          1,171,757
    Employer contributions                                               590,620
    Transfers from merged plans                                                                    42,954,678
                                                                   -------------                -------------
          Total receivables                                            1,762,377                   42,954,678
                                                                   -------------                -------------
NET ASSETS AVAILABLE FOR BENEFITS                                  $ 648,501,142                $ 747,616,127
                                                                   =============                =============

See notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002



ADDITIONS:
  Contributions:
    Participant                                                                                 $ 28,046,464
    Employer                                                                                      13,186,280
                                                                                                ------------
           Total contributions                                                                    41,232,744

   Transfers from merged plans                                                                     5,808,684
   Transfers from other plans                                                                        211,156
                                                                                                ------------
           Total transfers                                                                         6,019,840
                                                                                                ------------
           Total additions                                                                        47,252,584
                                                                                                ------------
DEDUCTIONS:
  Investment income (loss):
    Net depreciation in fair value of investments                                                (97,455,967)
    Dividends and interest                                                                        17,221,801
                                                                                                ------------
       Investment loss--net                                                                      (80,234,166)

  Benefits paid to participants                                                                  (66,072,345)
  Administrative expenses                                                                            (61,058)
                                                                                                ------------
           Total deductions                                                                     (146,367,569)
                                                                                                ------------
NET DECREASE                                                                                     (99,114,985)

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                                             747,616,127
                                                                                                ------------
NET ASSETS AVAILABLE FOR BENEFITS--End of year                                                  $648,501,142
                                                                                                ============

See notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001



1.    DESCRIPTION OF PLAN

      NiSource Inc. (the "Company") is a holding company whose major subsidiary companies are Northern Indiana Public Service Company ("NIPSCO"), Columbia Energy Group, Bay State Gas Company, Northern Indiana Fuel and Light, and Kokomo Gas ("Kokomo").

      Effective January 1, 2002, the following plans, administered by the Company, merged into the Columbia Savings Plan: NiSource Inc. Tax Deferred Savings Plan, Kokomo Gas and Fuel Company Bargaining Unit Tax Deferred Savings Plan, Northern Indiana Fuel and Light Company ("NIFL") Savings Plan, and Bay State Gas Company Employee Savings Plan and Trust. Substantially all of the assets of the NiSource Inc. Tax Deferred Savings Plan and all of the assets of the Kokomo Gas and Fuel Company Bargaining Unit Tax Deferred Savings Plan were transferred into the Plan on December 31, 2001, which was prior to the effective date. Assets of the NIFL Savings Plan and Bay State Gas Company Employee Savings Plan and Trust were transferred into the Plan on January 2, 2002. The name of the Columbia Savings Plan was subsequently changed to NiSource Inc. Retirement Savings Plan (the "Plan").

      The following description of the Plan provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan available to each eligible employee who works for the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      Plan Administration--The Company serves as administrator and sponsor of the Plan. The Company maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the "Trustee") holds all the Plan's assets and executes all investment transactions.

      Contributions--Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options by the Plan. The Plan offers twenty-seven mutual funds, one money market fund and one common stock fund as investment options for participants.

      The Company contributes an amount determined as follows:

      a. For the accounts of all participants who participate in the Final Pay Option of the Retirement Plan of Columbia Energy Group Companies, or any successor plan (as defined therein):

            (1) during the first 120 months of participation, an amount equal to 50% of the first 6% of the participant's contribution;

            (2) from the 121st through the 240th month of participation, an amount equal to 75% of the first 6% of the participant's contribution;

            (3) from the 241st month onward of participation, an amount equal to 100% of the first 6% of the participant's contribution.

      b. For the accounts of all participants who participate in the Final Pay Option of the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees and Kokomo nonunion employees who participate in the Final Pay Option of the NiSource Inc. Subsidiary Pension Plan and Kokomo union employees, or any successor plans (as defined therein), an amount equal to 11.1% of all pre-tax contributions made by the participant to the Plan.

      c. For the accounts of all participants who participate in the Final Pay Options of the Bay State Gas Company Pension Plan, or any successor plan (as defined therein), an amount equal to 100% of the first 2 1/2% of pre-tax participant contributions plus 50% of the next 5% of participant pre-tax contributions. Certain employees, who were 45 or older on September 1, 1990 and employed on that date, are grandfathered into a match of 50% of the first 5% of participant pre-tax contributions.

      d. For accounts of all employees of the NIFL, who participate in the Final Pay Option of the NiSource Inc. Pension Plan, or any successor plan (as defined therein), an amount equal to 50% of the first 6% of participant pre-tax contributions.

      e. For the accounts of all participants who participate in the Account Balance Option of the Retirement Plan of Columbia Energy Group Companies, the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees, the NiSource Inc. Subsidiary Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), an amount equal to 75% of the first 6% of participant's contributions.

      The matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees age 50 or older may direct matching contributions among any of the funds available in the Plan.

      Rollovers from Other Qualified Employer Plans--The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

      Participant Accounts--Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses.

      Vesting--Participants are fully vested in their accounts at all times.

      Participant Loans--Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime rate plus 1% based on the last day of the previous month they take out the loan. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant's primary residence which allows repayment up to 15 years.

      Participant Withdrawals--Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

                  Age 59 1/2 withdrawals;

                  Voluntary withdrawals from after-tax, rollover and matching contributions; and

                  Hardship withdrawals, subject to the Plan rules.

      A company matching contribution or hardship withdrawal may result in the suspension of the participant's deferral and company matching contributions for six months.

      Payment of Benefits--At the direction of the participant or beneficiary, distribution will be made in a lump sum payment in cash, or by such other method of payment as may be adopted by the committee according to uniform standards. Any distribution consisting of units in the NiSource Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the common stock fund. If the amount payable under the Plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

      Transfers Between Plans--Transfers between plans occur when employees transfer out of the Union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers from other plans on the accompanying statement of changes in net assets available for benefits.

      Employee Stock Ownership Plan--Effective January 1, 2002, the NiSource Inc. Common Stock Fund was changed to operate as an Employee Stock Ownership Plan (ESOP). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time after they reach age 50. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

      Voting Rights of NiSource Inc. Common Stock Fund Participants--Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares), represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

      Reclassifications--Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The financial statements of the Plan were prepared using the accrual basis of accounting.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Participant loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

      Payment of Benefits--Benefits are recorded when paid.

      Administrative Expenses--Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets.

                                                                                            December 31,
                                                                              -----------------------------------------
                                                                                      2002                2001
        * NiSource Inc. Common Stock Fund                                         $127,485,260        $141,595,231
           Fidelity Retirement Money Market Fund                                   173,271,705         179,412,054
           Fidelity Magellan Fund                                                   62,292,747          89,371,284
           Fidelity Growth and Income Fund                                          46,775,971          59,516,924
           Fidelity Spartan U.S. Equity Index Fund                                  46,693,614          58,788,070
        Fidelity Intermediate Bond Fund                                             35,046,997                   -

        * Includes nonparticipant-directed investments


      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

        Mutual funds                                             $ (78,455,336)
        NiSource Inc. Common Stock Fund                            (19,000,631)
                                                                 -------------

                                                                 $ (97,455,967)
                                                                 =============

      The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments is as follows:

                                                                                       December 31,
                                                                        -------------------------------------------
                                                                                2002                  2001
        * Net assets:
             NiSource Inc. Common Stock Fund                                $ 127,485,260         $ 141,595,231
                                                                            =============         =============

                                                                             Year Ended
                                                                          December 31, 2002
        * Changes in net assets:
             Participant contributions                                         $   2,679,431
             Employer contributions                                               11,635,980
             Dividends and interest                                                7,254,988
             Net depreciation                                                    (19,000,631)
             Benefits paid to participants                                        (9,513,212)
             Net exchanges between investment options                            (16,235,840)
             Transfers in, including receivables                                   9,416,118
             Fees                                                                    (23,279)
             Participant loans, net                                                 (323,526)
                                                                               -------------
                                                                               $ (14,109,971)
                                                                               =============

        * Includes participant-directed assets


5.    RELATED-PARTY TRANSACTIONS

      The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to his or her account will continue to be nonforfeitable.

7.    TAX STATUS

      The Internal Revenue Service (the "IRS") has issued a determination letter dated November 28, 1990, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator submitted a letter to the IRS, dated February 28, 2002, requesting a new determination.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of assets available for benefits per the financial statements at December 31, 2001 to Form 5500.

      Assets available for benefits per the financial statements                                   $ 747,616,127
      Transfers from merged plans                                                                    (42,954,678)
                                                                                                   -------------
      Assets available for benefits per the Form 5500                                              $ 704,661,449
                                                                                                   =============

      The following is a reconciliation of transfers from merged plans per the financial statements for the year ended December 31, 2002 to Form 5500.

                                                                                                        2002
      Transfers from merged plans, per the financial statements                                      $ 5,808,684
      Less: Amounts allocated to merged plan                                                          42,954,678
                                                                                                     -----------
      Transfers from merged plans, per Form 5500                                                     $48,763,362
                                                                                                     ===========

      Amounts allocated to transfers from merged plans are not recorded on the Form 5500 for transfers that have been approved prior to December 31, 2001, but not yet paid as of that date.


                                     ******

                              SUPPLEMENTAL SCHEDULE

NISOURCE INC. RETIREMENT SAVINGS PLAN

EIN: 35-2108964, PLAN 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

             Identity of Issuer,                    Description of Investment,
              Borrower, Lessor,             Including Maturity Date, Rate of Interest,                                   Fair
               or Similar Party                Collateral and Par or Maturity Value                      Cost            Value

 *   NiSource Inc.                 Common Stock Fund                                                 $ 96,158,448     $ 127,485,260
 *   Fidelity Investments          Retirement Money Market Fund                                           **            173,271,705
 *   Fidelity Investments          Magellan Fund                                                          **             62,292,747
 *   Fidelity Investments          Contrafund                                                             **             19,859,412
 *   Fidelity Investments          Equity Income Fund                                                     **              3,747,728
 *   Fidelity Investments          Growth Fund                                                            **             25,098,283
 *   Fidelity Investments          Growth & Income Fund                                                   **             46,775,971
 *   Fidelity Investments          Intermediate Bond Fund                                                 **             35,046,997
 *   Fidelity Investments          Overseas Fund                                                          **             10,426,629
 *   Fidelity Investments          Europe Fund                                                            **              2,650,522
 *   Fidelity Investments          Pacific Basin Fund                                                     **              1,646,400
 *   Fidelity Investments          Balanced Fund                                                          **             14,322,314
 *   Fidelity Investments          Puritan Fund                                                           **              1,695,650
 *   Fidelity Investments          Small Cap Independent Fund                                             **              2,156,065
 *   Fidelity Investments          Spartan U.S. Equity Index Fund                                         **             46,693,614
 *   Fidelity Investments          Freedom Income Fund                                                    **                863,451
 *   Fidelity Investments          Freedom 2010 Fund                                                      **              2,878,122
 *   Fidelity Investments          Freedom 2020 Fund                                                      **              2,174,534
 *   Fidelity Investments          Freedom 2030 Fund                                                      **                942,490
 *   Fidelity Investments          Freedom 2040 Fund                                                      **              1,005,966
     PIMCO Investments             Total Return Fund (institutional)                                      **             10,735,645
     PIMCO Investments             Long-term Government Fund                                              **              8,366,499
     PIMCO Investments             Low-duration Fund (institutional)                                      **              7,604,414
     PIMCO Investments             StockPLUS Fund (institutional)                                         **              1,727,376
     Berger Investments            SmallCap Value Fund (institutional)                                    **             14,232,112
     Dreyfus Investments           Emerging Leaders Fund                                                  **              4,649,569
     Morgan Stanley Investments    U.S. SmallCap Core Fund                                                **              1,427,945
     Vanguard Investments          U.S. Growth Investor Shares Fund                                       **              4,372,638
     American Funds Investments    EuroPacific Growth Fund                                                **              2,286,467
 *   Various Plan participants     Participant loans, with interest rates ranging from 4.75% to 11%
                                   maturity dates ranging from January 1, 2003 to August 22, 2031.        **             10,302,240
                                                                                                                      -------------
                                                     Total assets (held at end of year)                               $ 646,738,765
                                                                                                                      =============

 *   Denotes a party-in-interest
**   Cost omitted for participant directed investments

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



NISOURCE INC. RETIREMENT SAVINGS PLAN


By                  /s/David J. Vajda
   --------------------------------------------------------
         Vice President & Treasurer, NiSource Inc.
             Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2002 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.



/s/ Gary L. Neale                         /s/ Michael W. O'Donnell
------------------------------------      -------------------------------------
Chairman, President and                   Executive Vice President and
Chief Executive Officer                   Chief Financial Officer